SIGMA additive solutions, INC.

3900 Paseo del Sol

Santa Fe, New Mexico 87507

April 13, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Sigma Additive Solutions, Inc.

Registration Statement on Form S-3/A

Filed April 12, 2023

File No. 333-269683

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Sigma Additive Solutions, Inc., a Nevada corporation, respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m., Eastern Time, on Monday, April 17, 2023, or as soon thereafter as is practicable.

Very truly yours,

SIGMA ADDITIVE SOLUTIONS, INC.

By:	/s/ Jacob Brunsberg
Jacob Brunsberg
Chief Executive Officer